Exhibit 99.2

1

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars and shares in thousands)

UNAUDITED

	As of
	September 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$36,427	$23,376
Restricted cash	35,945	24,089
Investments in financial assets	19,352	9,449
Trade receivables	27,861	14,235
Short-term financing receivables, net	2,224	-
Other current assets	2,901	1,762
TOTAL CURRENT ASSETS	$124,710	$72,911
NON-CURRENT ASSETS
Intangible assets, net	4,518	2,575
Goodwill	8,993	8,993
Property and equipment, net	2,514	2,116
Investment in equity securities	2,250	-
Long-term financing receivables, net	2,230	-
TOTAL NON-CURRENT ASSETS	$20,505	$13,684
TOTAL ASSETS	$145,215	$86,595

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,078	1,374
Accrued liabilities	47,655	25,939
Customer deposits	35,945	24,089
Other payables	6,944	3,050
TOTAL CURRENT LIABILITIES	$91,622	$54,452
TOTAL LIABILITIES	$91,622	$54,452

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, no par value, unlimited Common Shares authorized, 210,911 Shares issued and 210,911 outstanding at September 30, 2025; and 202,941 Shares issued and 202,499 outstanding at December 31, 2024	-	-
Additional paid-in capital	161,896	138,639
Accumulated deficit	(108,648)	(104,746)
Accumulated other comprehensive income	392	708
Treasury stock, at cost, 0 and 442 Common Shares at September 30, 2025 and December 31, 2024, respectively	-	(2,455)
EQUITY ATTRIBUTABLE TO OWNERS	$53,640	$32,146
Non-controlling interests	(47)	(3)
TOTAL EQUITY	$53,593	$32,143
TOTAL LIABILITIES AND EQUITY	$145,215	$86,595

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

2

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars and shares in thousands, except per share amounts)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$568,549	$372,488	$1,463,277	$914,009
Cost of Sales	523,692	340,359	1,336,623	829,253
Gross Profit	44,857	32,129	126,654	84,756

General and administrative expenses	19,584	16,301	56,000	42,452
Marketing expenses	21,034	15,261	62,015	43,779
Research and development expenses	4,712	3,045	12,637	8,115
Settlement of litigation	-	-	-	9,250
Operating Expenses	45,330	34,607	130,652	103,596
Operating Loss	(473)	(2,478)	(3,998)	(18,840)

Other income, net	365	151	653	381
Finance expenses, net	(83)	(214)	(417)	(1,289)
Loss Before Tax	(191)	(2,541)	(3,762)	(19,748)
Tax Expense	89	-	89	-
Net Loss	$(280)	$(2,541)	$(3,851)	(19,748)
Net income attributable to non-controlling interests	167	45	51	150
Net Loss Attributable to the Owners of the Company	$(447)	$(2,586)	$(3,902)	$(19,898)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	(131)	3	(128)	97
Foreign currency translation adjustment	(59)	(230)	(188)	265
Total Comprehensive Loss Attributable to Owners of the Company	$(637)	$(2,813)	$(4,218)	$(19,536)
Total Comprehensive Income Attributable to Non-Controlling Interest	167	45	51	150
Total Comprehensive Loss	$(470)	$(2,768)	$(4,167)	$(19,386)
Earnings (Loss) per share
Basic loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.11)
Diluted loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.11)
Weighted-average shares, basic	218,996	196,668	216,262	188,864
Weighted-average shares, diluted	218,996	196,668	216,262	188,864

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

3

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

UNAUDITED

	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non- Controlling Interests	Total Equity
Balance at, June 30, 2025	$158,827	$(108,201)	$582	$(2,021)	$49,187	$(218)	$48,969
Total net income (loss)	-	(447)	-	-	(447)	167	(280)
Total other comprehensive loss	-	-	(190)	-	(190)	-	(190)
Distributions to non-controlling interests	-	-	-	-	-	4	4
Repurchase of common shares	-	-	-	(15,469)	(15,469)	-	(15,469)
Release of treasury stock	-	-	-	-	-	-	-
Retirement of treasury stock	(17,490)	-	-	17,490	-	-	-
Exercise of stock options	910	-	-	-	910	-	910
Shares withheld for taxes	(263)	-	-	-	(263)	-	(263)
Equity-settled stock-based payment	19,912	-	-	-	19,912	-	19,912
Balance at, September 30, 2025	$161,896	$(108,648)	$392	$-	$53,640	$(47)	$53,593

Balance at, June 30, 2024	$136,095	$(95,517)	$422	$(10,435)	$30,565	$262	$30,827
Total net income (loss)	-	(2,586)	-	-	(2,586)	45	(2,541)
Total other comprehensive loss	-	-	(227)	-	(227)	-	(227)
Distributions to non-controlling interests	-	-	-	-	-	(119)	(119)
Repurchase of common shares	-	-	-	(15,110)	(15,110)	-	(15,110)
Release of treasury stock	(24,317)	-	-	24,317	-	-	-
Exercise of stock options	1,994	-	-	-	1,994	-	1,994
Exercise of warrants	485	-	-	-	485	-	485
Shares withheld for taxes	(736)	-	-	-	(736)	-	(736)
Equity-settled stock-based payment	15,417	-	-	-	15,417	-	15,417
Balance at, September 30, 2024	$128,938	$(98,103)	$195	$(1,228)	$29,802	$188	$29,990

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

4

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

UNAUDITED

	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non- Controlling Interests	Total Equity
Balance at, January 1, 2025	$138,639	$(104,746)	$708	$(2,455)	$32,146	$(3)	$32,143
Total net income (loss)	-	(3,902)	-	-	(3,902)	51	(3,851)
Total other comprehensive loss	-	-	(316)	-	(316)	-	(316)
Distributions to non-controlling interests	-	-	-	-	-	(95)	(95)
Repurchase of common shares	-	-	-	(24,299)	(24,299)	-	(24,299)
Release of treasury stock	(9,264)	-	-	9,264	-	-	-
Retirement of treasury stock	(17,490)	-	-	17,490	-	-	-
Exercise of stock options	1,571	-	-	-	1,571	-	1,571
Shares withheld for taxes	(1,974)	-	-	-	(1,974)	-	(1,974)
Equity-settled stock-based payment	50,414	-	-	-	50,414	-	50,414
Balance at, September 30, 2025	$161,896	$(108,648)	$392	$-	$53,640	$(47)	$53,593

Balance at, January 1, 2024	$115,504	$(78,205)	$(167)	$(257)	$36,875	$209	$37,084
Total net income (loss)	-	(19,898)	-	-	(19,898)	150	(19,748)
Total other comprehensive income	-	-	362	-	362	-	362
Distributions to non-controlling interests	-	-	-	-	-	(171)	(171)
Repurchase of common shares	-	-	-	(30,336)	(30,336)	-	(30,336)
Release of treasury stock	(29,365)	-	-	29,365	-	-	-
Exercise of stock options	5,617	-	-	-	5,617	-	5,617
Exercise of warrants	862	-	-	-	862	-	862
Shares withheld for taxes	(1,477)	-	-	-	(1,477)	-	(1,477)
Equity-settled stock-based payment	37,797	-	-	-	37,797	-	37,797
Balance at, September 30, 2024	$128,938	$(98,103)	$195	$(1,228)	$29,802	$188	$29,990

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

5

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net Loss	$(280)	$(2,541)	$(3,851)	$(19,748)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	567	358	1,344	1,024
Equity-settled stock-based payment	19,912	15,417	50,414	37,797
Finance costs	6	(162)	(81)	38
Change in fair value of warrants liability	-	129	-	600
Changes in operating assets and liabilities:
Funds held in restricted escrow account	-	-	-	(9,250)
Trade receivables	(1,040)	1,326	(13,626)	(10,864)
Short-term and long-term financing receivables, net	(236)	-	(4,454)	-
Other current assets	(1,278)	(837)	(1,139)	(239)
Accounts payable	(173)	(63)	(296)	562
Accrued liabilities	(413)	(2,638)	21,716	17,617
Customer deposits	(10,357)	(5,608)	11,856	14,568
Other payables	2,101	1,815	3,894	12,541
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,809	7,196	65,777	44,646

INVESTING ACTIVITIES
Purchase of investment in equity securities	-	-	(2,250)	-
Purchase of property and equipment	(395)	(367)	(935)	(964)
Purchase of intangible assets	(2,750)	-	(2,750)	-
Purchase of financial assets	(14,325)	(102)	(15,784)	(1,815)
Proceeds from sale of financial assets	-	1,014	5,753	6,766
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(17,470)	545	(15,966)	3,987

FINANCING ACTIVITIES
Repurchase of common shares	(15,469)	(15,110)	(24,299)	(30,336)
Payment of employee taxes on certain share-based arrangements	(263)	(736)	(1,974)	(1,477)
Proceeds from exercise of stock options	910	1,994	1,571	5,617
Contributions from (distributions to) non-controlling interest	4	(119)	(95)	(171)
NET CASH USED IN FINANCING ACTIVITIES	(14,818)	(13,971)	(24,797)	(26,367)

Net change in cash, cash equivalents and restricted cash	(23,479)	(6,230)	25,014	22,266
Cash, cash equivalents and restricted cash, beginning of period	95,916	56,440	47,465	27,655
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(65)	(82)	(107)	207
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$72,372	$50,128	$72,372	$50,128

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Warrants exercised	-	485	-	862

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

6

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

1.	NATURE OF BUSINESS

The Real Brokerage Inc. (“Real” or the “Company”) is a growing real estate technology company that operates across all 50 U.S. states, the District of Columbia, and five Canadian provinces. As a licensed real estate brokerage, the Company’s revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. Unlike traditional brokerages, who rely on physical offices for service delivery, Real operates as a fully digital brokerage, providing agents with reZEN, our proprietary transaction management and brokerage operations software. The Company’s vision is to transform home buying under the guidance of an agent through an integrated consumer technology product, while growing its ancillary services, including mortgage broker, title and fintech services.

The consolidated operations of Real include the subsidiaries of Real, including those involved in the brokerage, mortgage broker, title, and wallet operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently to all periods presented.

A.	Basis of preparation

The interim condensed consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

The financial information as of December 31, 2024 that is included in this quarterly report is derived from the audited Consolidated Financial Statements and notes for the year ended December 31, 2024. Such financial information should be read in conjunction with the notes of the Consolidated Financial Statements included in our annual report.

All dollar amounts are in U.S. dollars unless otherwise stated.

B.	Basis of Consolidation

The interim condensed consolidated financial statements incorporate the financial statements of the Company, its wholly-owned subsidiaries and entities in which we have a controlling voting interest. Intercompany transactions and balances are eliminated upon consolidation.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries’ accounting policies are in line with Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated upon consolidation.

7

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

C.	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to legal contingencies, income taxes, revenue recognition, stock-based compensation, intangible assets, goodwill and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

D.	Cash and Cash Equivalents and Restricted Cash

The following table (in thousands) provides a reconciliation of cash, cash equivalents, and restricted cash further reported within the interim condensed consolidated balance sheets that sum to the total of the same amounts shown on the interim condensed consolidated statements of cash flows.

	As of
	September 30, 2025	December 31, 2024
Cash and cash equivalents	$36,427	$23,376
Restricted cash	35,945	24,089
Total cash, cash equivalents, and restricted cash, ending balance	$72,372	$47,465

E.	Income Taxes

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

F.	Financing Receivables, net

The Company provides financing services to its agents with credit terms of up to three years. The balances reported in the interim condensed consolidated balance sheets were at the outstanding principal amount less allowance of credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. In estimating the amount of the allowance for credit losses, the Company considers a combination of historical loss data, agent-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. Both the allowance for credit losses and the interest income related to financing receivables were immaterial for the three and nine months ended September 30, 2025 and the three and nine months ended September 30, 2024.

G.	Investments in Equity Securities

The Company’s investments in equity securities include securities without readily determinable fair values. For investments without readily determinable fair values, the Company has elected to use the measurement alternative, under which the investment is measured at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This election is reassessed each reporting period to determine whether non-marketable equity investments have a readily determinable fair value, in which case they would no longer be eligible for this election. Indicators of impairment may include negative changes in the industry, unfavorable market conditions, weak financial performance, or other relevant events and factors. No impairment was recorded in the interim condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2025 and 2024.

8

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

H.	Accounting Policy Developments

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis, with an option to apply them retrospectively. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact ASU 2023-09 will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“DISE” or “ASU 2024-03”) which requires enhanced disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the functional expense captions presented on the face of the income statement as well as disclosures about selling expenses. DISE will be effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which introduces an optional practical expedient for all entities in developing reasonable and supportable forecasts when estimating expected credit losses. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) (“ASU 2025-06”), which amends the requirements for the capitalization of internal-use software. ASU 2025-06 is effective for annual periods beginning after December 15, 2027. The Company is currently evaluating the impact ASU 2025-06 will have on its consolidated financial statements and related disclosures.

3. REVENUE

In the following table, Revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Main revenue streams
Commissions	$565,307	$369,890	$1,454,501	$907,716
Title	1,307	1,400	3,683	3,450
Mortgage Broker Income	1,758	1,198	4,543	2,843
Wallet	177	-	550	-
Total Revenue	$568,549	$372,488	$1,463,277	$914,009

9

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

4.	EXPENSES BY NATURE

The following table presents cost of sales and a breakdown of operating expenses (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Cost of Sales	$523,692	$340,359	$1,336,623	$829,253

Operating Expenses
General and Administrative Expenses	19,584	16,301	56,000	42,452
Salaries and Benefits	9,753	7,314	29,213	19,748
Stock-Based Compensation for Employees	3,040	2,825	6,059	6,245
Administrative Expenses	758	1,066	2,871	2,835
Professional Fees	4,500	3,917	13,700	10,339
Depreciation and Amortization Expense	567	358	1,344	1,024
Other	966	821	2,813	2,261
Marketing Expenses	21,034	15,261	62,015	43,779
Salaries and Benefits	452	279	1,255	721
Stock-Based Compensation for Employees	43	6	126	11
Stock-Based Compensation for Agents	3,935	2,665	10,528	7,137
Revenue Share	15,738	11,651	45,886	33,190
Other	866	660	4,220	2,720
Research and Development Expenses	4,712	3,045	12,637	8,115
Salaries and Benefits	2,584	1,681	7,338	4,394
Stock-Based Compensation for Employees	339	308	944	641
Other	1,789	1,056	4,355	3,080
Settlement of Litigation	-	-	-	9,250
Total Operating Expenses	$45,330	$34,607	$130,652	$103,596
Total Cost of Sales and Operating Expenses	$569,022	$374,966	$1,467,275	$932,849

10

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

5.	OPERATING SEGMENTS DISCLOSURES

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and (iii) is regularly reviewed by the Chief Operating Decision Maker (“CODM”).

Segment information aligns with how the Company’s CODM, the Chief Executive Officer, manages the business and allocates resources. The Company has identified the following four operating segments:

●	North American Brokerage - generates revenue by processing real estate transactions, which entitles the Company to commissions.

●	One Real Title - generates revenue by offering title insurance and closing services for residential and/or commercial transactions.

●	One Real Mortgage - generates revenue from premiums associated with facilitating mortgage transactions between borrowers and lenders.

●	Real Wallet - generates revenue from fees and interest associated with the program and the offering of financial products.

Once operating segments are identified, the Company performs a quantitative analysis of the current and historic revenues and profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics. Each operating segment is assessed both quantitatively and qualitatively to determine whether it meets the thresholds for separate disclosure under ASC 280.

The Company has determined that it operates as three reportable segments - North American Brokerage, One Real Title and One Real Mortgage, which comprise more than 90% of the Company’s total revenue and income (loss) from operations. The other segment, Real Wallet does not meet the quantitative thresholds for a reportable segment under ASC 280 and is therefore presented within “Other Segments”. The Company elected to separately disclose Title and Mortgage segments as management expects that the segments will continue to be significant. Both segments were previously classified as part of “Other Segments. As a result of this change, prior period segment information has been recast to conform to the current presentation.

The CODM uses revenues, gross profit and operating income (loss) as key metrics to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions. All segments follow the same basis of presentation and accounting policies as those described throughout the notes to the audited consolidated financial statements and as included herein.

	For the Three Months Ended September 30, 2025
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Revenues	$565,307	$1,307	$1,758	$177	$568,549
Cost of sales	522,564	206	871	51	523,692
Gross Profit	$42,743	$1,101	$887	$126	$44,857

Operating Expenses(1)(2)	41,966	1,853	1,126	385	45,330
Operating Income (Loss)	$777	$(752)	$(239)	$(259)	$(473)

Reconciliation of profit or (loss) (segment profit/(loss))
Other income, net					365
Finance expense, net					(83)
Loss Before Tax					$(191)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.
[2]	Operating expenses includes Revenue share expense of approximately $15,738 thousand and is recorded in the North American Brokerage segment.

11

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

	For the Nine Months Ended September 30, 2025
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Revenues	$1,454,501	$3,683	$4,543	$550	$1,463,277
Cost of sales	1,333,550	589	2,348	136	1,336,623
Gross Profit	$120,951	$3,094	$2,195	$414	$126,654

Operating Expenses(1)(2)	119,589	6,264	3,918	881	130,652
Operating Income (Loss)	$1,362	$(3,170)	$(1,723)	$(467)	$(3,998)

Reconciliation of profit or (loss) (segment profit/(loss))
Other income, net					653
Finance expense, net					(417)
Loss Before Tax					$(3,762)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.
[2]	Operating expenses includes Revenue share expense of approximately $45,886 thousand and is recorded in the North American Brokerage segment.

	For the Three Months Ended September 30, 2024
	North American Brokerage	One Real Title	One Real Mortgage	Total
Revenues	$369,890	$1,400	$1,198	$372,488
Cost of sales	339,507	197	655	340,359
Gross Profit	$30,383	$1,203	$543	$32,129

Operating Expenses(1)(2)	31,842	1,832	933	34,607
Operating Loss	$(1,459)	$(629)	$(390)	$(2,478)

Reconciliation of profit or loss (segment profit/loss)
Other income, net				151
Finance expenses, net				(214)
Loss Before Tax				$(2,541)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.
[2]	Operating expenses includes Revenue share expense of approximately $11,651 thousand and is recorded in the North American Brokerage segment.

12

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

	For the Nine Months Ended September 30, 2024
	North American Brokerage	One Real Title	One Real Mortgage	Total
Revenues	$907,716	$3,450	$2,843	$914,009
Cost of sales	827,243	482	1,528	829,253
Gross Profit	$80,473	$2,968	$1,315	$84,756

Operating Expenses(1)(2)	96,246	4,724	2,626	103,596
Operating Loss	$(15,773)	$(1,756)	$(1,311)	$(18,840)

Reconciliation of profit or loss (segment profit/loss)
Other income, net				381
Finance expenses, net				(1,289)
Loss Before Tax				$(19,748)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.
[2]	Operating expenses includes Revenue share expense of approximately $33,190 thousand and is recorded in the North American Brokerage segment.

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales for the three and nine months ended September 30, 2025 and September 30, 2024.

Segment specific assets and liabilities are not disclosed in these interim condensed consolidated financial statements because the CODM is not regularly provided with that information.

Depreciation and Amortization (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
North American Brokerage	$373	$163	$624	$440
One Real Title	168	167	505	503
One Real Mortgage	26	28	79	81
Total	$567	$358	$1,344	$1,024

The amount of revenue from external customers, by geography, is shown in the table below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
United States	$499,166	$319,411	$1,300,336	$792,161
Canada	69,383	53,077	162,941	121,848
Total revenue by region	$568,549	$372,488	$1,463,277	$914,009

6.	INCOME TAXES

The Company recorded income tax expense of $89 thousand for the three and nine months ended September 30, 2025, all of which related to its operations in India. No income tax expense was recorded for the three and nine months ended September 30, 2024. In all other jurisdictions where the Company operates, the Company has incurred cumulative tax losses and has recorded no income tax expense or benefit in either the three or nine months ended September 30, 2025, or September 30, 2024. Since inception, the Company has not recognized income tax benefits for net losses incurred or for other deferred tax assets in jurisdictions outside of India, as the Company believes it is more likely than not that these deferred tax assets will not be realized. Accordingly, the Company has recorded a full valuation allowance against net deferred tax assets in all other jurisdictions.

13

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

In July 2025, the One Big Beautiful Bill Act (the “OBBB”) was enacted into law, extending key provisions of the 2017 Tax Cuts and Jobs Act. The OBBB brought back accelerated depreciation for property acquired and placed in service after January 19, 2025, and restored expensing of domestic research expenditures for years beginning after December 31, 2024. Additionally, the bill amended the interest expenses limitation to EBITDA-based instead of EBIT, international tax provisions on global intangible low-tax income, foreign derived intangible income, and base erosion and anti-abuse tax. The OBBB does not currently have a material impact on the Company’s consolidated financial statements.

7.	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares of the Company (“Common Shares”) outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income available to common shareholders less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus any potentially dilutive securities outstanding during the period. The Company uses the treasury stock method to reflect the potential dilutive effect of unvested RSUs and unexercised stock options. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Weighted-average numbers of Common Shares - basic	218,996	196,668	216,262	188,864
Effect of Dilutive Securities:
RSUs	-	-	-	-
Options	-	-	-	-
Weighted-average numbers of Common Shares - diluted	218,996	196,668	216,262	188,864
Loss per share
Basic loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.11)
Diluted loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.11)

The following potential ordinary shares (in thousands) are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Options	11,381	15,662	11,381	15,662
RSU	17,396	27,097	17,396	27,097
Total	28,777	42,759	28,777	42,759

14

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

8.	STOCK-BASED PAYMENT ARRANGEMENTS

A.	Description of stock-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to acquire Common Shares upon the exercise of Company options (“Options”). Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

The Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022, and the Company’s shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time was limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. In addition, the Company was authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan. No more securities are granted under the Stock Option Plan, Omnibus Incentive Plan, or A&R Plan after June 1, 2025; however, these security-based incentive compensation plans continue to govern the previously issued securities under such plans.

On April 14, 2025, the Company established the 2025 Stock Incentive Plan (the “2025 Plan”) and the Company’s shareholders approved the 2025 Plan on May 30, 2025. Pursuant to the 2025 Plan, the Company is authorized to issue up to 50,000,000 Common Shares to its directors, employees and other service providers, including agents, as stock-based compensation. The Company may grant options, restricted stock awards, restricted stock units, and other stock-based awards under the 2025 Plan. As of September 30, 2025, 43,348,325 shares remain available for issuance under the 2025 plan.

Share Repurchases

On May 30, 2025, the Company announced a new share repurchase authorization, pursuant to which it may repurchase up to the lesser of 35 million shares, or $150 million in value. Purchases are made at prevailing market prices and the program has no termination date provided it continues to comply with exemptions from the issuer bid requirements of applicable Canadian securities laws at the applicable time. The program may be suspended or discontinued at any time and does not obligate the company to acquire any amount of Common Shares.

B.	Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes model. The Black-Scholes model requires management to make certain assumptions including the expected life of the stock options, volatility and risk-free interest rate. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date of options granted during the nine months ended September 30, 2025 and September 30, 2024, were as follows:

As of
	September 30, 2025	September 30, 2024
Share price	$4.50 to $5.10	$4.31 to $5.72
Expected volatility (weighted-average)	46% to 60%	73% to 95%
Expected life (weighted-average)	2.46 to 3.91 years	4.13 to 10 years
Expected dividends	-%	-%
Risk-free interest rate (based on US government bonds)	4.39 - 4.45%	4.24 - 4.26%
Weighted-average grant date fair value	$4.73	$4.87

Expected volatility has been based on an evaluation of historical volatility of the Company’s share price.

15

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

C.	Reconciliation of outstanding stock options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	As of
	September 30, 2025		September 30, 2024
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	$14,991	$1.09	$21,943	$0.92
Granted	40	4.73	75	4.87
Forfeited/ Expired	(40)	0.76	(74)	1.43
Exercised	(3,610)	0.57	(6,282)	0.59
Outstanding at end of period	$11,381	$1.27	$15,662	$1.06
Exercisable at end of period	$9,315	$1.18	$11,820	$0.91

The Options outstanding as of September 30, 2025 had a weighted average exercise price of $1.27 (September 30, 2024: $1.06) and a weighted-average remaining contractual life of 6.1 years (September 30, 2024: 6.8 years).

D.	Restricted share units

Restricted share units

The Company issues RSUs to agents based on an agent meeting certain performance metrics. Each RSU, which has a vesting term of up to 3 years and is subject to forfeiture in certain circumstances, entitles the holder to one Common Share or the equivalent cash value, as determined in the Company’s discretion. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in additional paid-in capital. These expenses are classified as marketing expenses and are disclosed in the stock-based compensation expense tables below within this footnote, under the caption “Marketing Expenses – Agent Stock-Based Compensation.”

Under the Company’s agent stock purchase program (“Agent Purchase Program”), agents purchase RSUs, which are not subject to forfeiture and will be settled after a year from the date of grant, using a percentage of the agent’s commission that is withheld by the Company. Each RSU entitles the holder to one Common Share, but may be settled in cash at the Company’s sole discretion in accordance with the equity plan under which the RSUs were issued. The RSUs are expensed in the period in which they are issued with a corresponding increase in equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent’s “cap” amount (the “Cap”). As an incentive to participate in the Agent Purchase Program, the Company issues additional RSUs (“Bonus RSUs”) with a value of (i) 10% of the commission withheld (the percentage was previously 15%) if an agent has not met the Cap and (ii) 15% of the commission withheld (the percentage was 20% until April 1, 2025) if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the Agent Purchase Program are expensed to cost of sales and the Bonus RSUs are expensed to stock-based compensation expense within marketing expenses. Bonus RSUs are amortized over the vesting period with a corresponding increase in additional paid-in capital.

Stock compensation awards granted to full-time employees (“FTEs”) are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the interim condensed consolidated statements of comprehensive income (loss).

The Company also awards performance-based RSUs which require certain conditions, communicated within each individual award, to be met for vesting to occur. Expense related to the issuance of performance-based RSUs is recorded over the vesting period, is initially based on the fair value of the award on the grant date, and is subsequently remeasured at each reporting date based upon the probability that the performance target will be met. Remeasurement may result in the reversal of expenses previously recorded if it is determined that the performance target will not be met. As of September 30, 2025, there are 292 thousand performance-based RSUs outstanding and the Company believes the performance conditions for these shares will be met at December 31, 2025.

16

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

The following table illustrates the Company’s stock activity (in thousands of units) for the RSUs under its equity plans.

Restricted Share Units
Balance at, December 31, 2023	27,609
Granted	17,769
Vested and Issued	(19,376)
Forfeited	(1,383)
Balance at, December 31, 2024	24,619
Granted	15,286
Vested and Issued	(10,186)
Forfeited	(3,574)
Balance at, September 30, 2025	26,145

Stock-Based Compensation Expense

The following tables provide a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the interim condensed consolidated statements of comprehensive income (loss).

	Three Months Ended September 30,
	2025			2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$-	$12,555	$12,555	$-	$9,613	$9,613
Marketing Expenses – Agent Stock-Based Compensation	55	3,880	3,935	90	2,575	2,665
Marketing Expenses – FTE Stock-Based Compensation	-	43	43	1	5	6
Research and Development – FTE Stock-Based Compensation	-	339	339	5	303	308
General and Administrative – FTE Stock-Based Compensation	178	2,862	3,040	383	2,442	2,825
Total Stock-Based Compensation	$233	$19,679	$19,912	$479	$14,938	$15,417

	Nine Months Ended September 30,
	2025			2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$-	$32,757	$32,757	$-	$23,763	$23,763
Marketing Expenses – Agent Stock-Based Compensation	180	10,348	10,528	301	6,836	7,137
Marketing Expenses – FTE Stock-Based Compensation	-	126	126	2	9	11
Research and Development – FTE Stock-Based Compensation	3	941	944	20	621	641
General and Administrative – FTE Stock-Based Compensation	640	5,419	6,059	1,448	4,797	6,245
Total Stock-Based Compensation	$823	$49,591	$50,414	$1,771	$36,026	$37,797

17

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

9.	INVESTMENTS

Available-for-Sale Securities at Fair Value

The following table provides a detailed breakdown of investments in financial assets (in thousands) as reported in the interim condensed consolidated balance sheets:

Description	Cost or Amortized Cost December 31, 2024	Cost or Amortized Cost September 30, 2025	Estimated Fair Value December 31, 2024	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains	Estimated Fair Value September 30, 2025
Fixed Income	$9,289	$19,395	$9,370	$9,511	$514	$(128)	$19,267
Investment Certificate	79	85	79	6	-	-	85
Total	$9,368	$19,480	$9,449	$9,517	$514	$(128)	$19,352

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company’s investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in other comprehensive income (loss).

At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the decline in fair value below amortized cost is a result of credit losses or other factors, whether the Company expects to recover the amortized cost of the security, the Company’s intent to sell and if it is more likely than not that the Company will be required to sell the securities before the recovery of amortized cost. For the three and nine months ended September 30, 2025 and three and nine months ended September 30, 2024, no allowance for credit losses was recorded.

Equity Investment

On June 30, 2025, the Company executed an agreement to acquire a 2.3% minority equity interest in Flyhomes, Inc. (“Flyhomes”), a real estate technology company. The Company’s total investment in Flyhomes, through preferred shares, is $2.25 million. As the fair value of the investment is not readily determinable, the Company is applying the measurement alternative under ASC 321, accounting for investment at cost, less any impairment and adjusted for observable price changes in orderly transactions for the identical or a similar investment. As of September 30, 2025, no impairment or observable price changes have been identified. The investment is classified as an investment in equity securities in the interim condensed consolidated balance sheets.

10.	PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in thousands):

	As of
	September 30, 2025	December 31, 2024
Computer hardware and software	$3,996	$3,070
Furniture, fixture, and equipment	18	9
Total property and equipment	4,014	3,079
Less: accumulated depreciation	(1,500)	(963)
Property and equipment, net	$2,514	$2,116

For the three and nine months ended September 30, 2025 depreciation expense was $205 thousand and $537 thousand, respectively. For the three and nine months ended September 30, 2024 depreciation expense was $135 thousand and $355 thousand, respectively.

18

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

11.	INTANGIBLE ASSETS

The Company’s intangible assets are finite lived and consist primarily of acquired technology, customer relationships and other identifiable assets, which are amortized on a straight-line basis over their useful life of 5 years. Intangible assets also includes $25 thousand of indefinite-lived trademarks that are not subject to amortization but reviewed annually for impairment.

On July 1, 2025, pursuant to the terms of an asset purchase agreement dated the same day, between the Company and Flyhomes, the Company acquired the AI-powered consumer home search portal and related technology assets of Flyhomes for an aggregate purchase price of $2.75 million. The purchase price was satisfied by cash in the amount of $2.75 million. The transaction was determined to be an asset acquisition in accordance with ASC 805. The acquired technology is amortized on a straight-line basis over a useful life of 5 years.

Reconciliation of Carrying Amounts (in thousands):

	December 31, 2023	Additions	December 31, 2024	Additions	September 30, 2025
Cost
Indefinite-lived trademarks	$-	$25	$25	$-	$25
Acquired Technology	1,168	-	1,168	2,750	3,918
Customer Relationships	2,839	-	2,839	-	2,839
Other	456	-	456	-	456
Total	$4,463	$25	$4,488	$2,750	$7,238

Accumulated Amortization
Acquired Technology	$398	$234	$632	$313	$945
Customer Relationships	568	568	1,136	425	1,561
Other	55	90	145	69	214
Total	$1,021	$892	$1,913	$807	$2,720

Carrying Amounts	$3,442		$2,575		$4,518

The Company recorded amortization expense of $362 thousand and $807 thousand for the three and nine months ended September 30, 2025, respectively, and $223 thousand and $669 thousand for the three and nine months ended September 30, 2024, respectively.

As of September 30, 2025, expected amortization (in thousands) related to intangible assets will be:

Expected Amortization
2025, excluding the nine months ended September 30, 2025	$361
2026	1,330
2027	1,330
2028	647
2029 and thereafter	825
Total	$4,493

19

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

12.	GOODWILL

Goodwill is recorded when the purchase price of the business exceeds the fair value of the net tangible and intangible assets acquired. In accordance with ASC 350, we evaluate goodwill for impairment on at least an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If necessary, a quantitative analysis is performed to measure any impairment. No impairments were recorded during the three and nine months ended September 30, 2025. The accumulated impairment balance of $723 thousand relates to charges recognized in prior periods. The following table is presented in thousands:

	North American Brokerage	One Real Title	One Real Mortgage	Total
Balance at September 30, 2025	$602	$7,670	$721	$8,993

Accumulated Impairment Loss at September 30, 2025	$-	$723	$-	$723

13.	CAPITAL AND RESERVES

Common Shares

All Common Shares rank equally with regards to the Company’s residual assets. The following table is presented in thousands:

	As of
	September 30, 2025	December 31, 2024
Common Shares Issued, Beginning Balance	202,941	183,605
Stock Options Exercised	3,717	5,379
Release of Restricted Stock Units	7,902	13,820
Retirement of Shares	(3,649)	-
Warrants Exercised	-	137
Common Shares Issued, Ending Balance	210,911	202,941

Treasury Stock

Treasury Stock, which is stock repurchased and held by the Trustee, is recognized at cost of purchase and presented as a deduction from Shareholder’s equity. All treasury stock acquired during the period were subsequently reissued in connection with stock-based compensation awards or retired. As of September 30, 2025 the Company held no Treasury Stock. The following table shows the changes in treasury stock shares for the periods presented in thousands:

	As of
	September 30, 2025	December 31, 2024
Treasury Stock, Beginning Balance	442	175
Repurchases of Common Shares	5,070	8,264
Issuance of Treasury Stock	(1,863)	(7,997)
Retirement of Treasury Stock	(3,649)	-
Treasury Stock, Ending Balance	-	442

20

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

14.	FINANCIAL INSTRUMENTS – FAIR VALUE

Items measured at fair value (in thousands):

	As of
	September 30, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	$19,352	$-	$-	$19,352	$9,449	$-	$-	$9,449
Total Financial Assets Measured at Fair Value (FV)	$19,352	$-	$-	$19,352	$9,449	$-	$-	$9,449

In the periods presented there have been no transfers between Level 1, Level 2 and Level 3.

21

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

UNAUDITED

15. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in disputes or regulatory inquiries that arise in the ordinary course of business. Claims or regulatory actions against the Company, whether meritorious or not, could have an adverse impact on the Company due to legal costs, diversion of management resources and other elements. Except as identified with respect to the matters below, the Company does not believe that the outcome of any individual existing legal or regulatory proceeding to which it is a party will have a material adverse effect on its results of operations, financial condition or overall business in each case, taken as a whole.

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters. Any settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

In October 2023, a jury found that the National Association of Realtors (“NAR”) and several brokerage agencies had violated the antitrust laws by artificially inflating commissions through, among other things, the practice of having sellers pay both the sellers’ agents’ and the buyers’ agents’ commissions. The Company was not a party to that litigation. In March 2024, NAR announced a settlement agreement that would resolve litigation of claims brought on behalf of home sellers related to broker commissions. Pursuant to the settlement, which is subject to court approval, NAR agreed to put in place a new Multiple Listing Service (“MLS”) rule prohibiting offers of broker compensation on any MLS. In Nosalek, a prior similar case that has since been resolved, the U.S. Department of Justice Antitrust Division (the “DOJ”) submitted a Statement of Interest objecting that the proposed settlement did not do enough to address alleged anticompetitive practices and that the settlement should prohibit sellers from making commission offers to buyer’s brokers at all. While the DOJ withdrew its objection to the settlement in Nosalek, if the DOJ were to take action in the future to prohibit sellers from making commission offers to buyer’s brokers, it could reduce commissions to real estate agents in transactions, and could have an adverse effect on our results of operations. A similar complaint has been filed in Canada. In addition, a few complaints have been filed in U.S. courts alleging that buyers paid increased home prices as a result of the practice of sellers paying both the sellers’ agents’ and the buyers’ agents’ commissions.

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Umpa Class Action”). The Umpa Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following the appeals process if the appellants are unsuccessful. Certain objectors filed notice of appeal, and the appeal is pending. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

On April 23, 2025, the employment of Ms. Ressler, the Company’s former Chief Financial Officer, was terminated based on the Company’s opinion that she engaged in actions that violated Company policies related to personal expenses. On June 10, 2025, the Company was named as a defendant in the matter captioned Ressler v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District Of New York (the “Ressler Matter”). Ms. Ressler alleges gender and pregnancy discrimination, retaliation and defamation. The Company is unable to predict the outcome of the Ressler Matter or to reasonably estimate the possible loss or range of loss, if any, arising from the claim asserted therein. The ultimate resolution of the Ressler Matter could have a material adverse effect on the Company’s financial position, results of operations, and cash flow.

On June 28, 2025, the Company was named as a defendant along with other brokerages in a putative class action lawsuit, captioned Cwynar v. The Real Brokerage Inc., et al., which was filed in the United States District Court Northern District of Illinois Eastern Division (the “Cwynar Class Action”). The Cwynar Class Action alleges that the defendants entered into a continuing contract, combination, or conspiracy to unreasonably restrain interstate trade and commerce in violation of Section 1 of the Sherman Act and the Illinois Antitrust Act and made misrepresentations as to the payment of brokerage commissions in violation of the Illinois Consumer Fraud and Deceptive Business Practices Act, which increased prices of homes sold due to elevated broker commissions resulting in harm to homebuyers. The Company is unable to predict the outcome of the Cwynar Class Action or to reasonably estimate the possible loss or range of loss, if any, arising from the claim asserted therein. The ultimate resolution of the Cwynar Class Action could have a material adverse effect on the Company’s financial position, results of operations, and cash flow.

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